UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 9, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | OEB

313423 | 3275360_2.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: October 27, 2014 to October 31, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Warrant Indenture, dated July 31, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Universal Warrants (the July 2014 Authorized Officers’ Certificate and, together with the May 2014 Authorized Officers’ Certificate, the Authorized Officer’s Certificates);

(xiii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 27, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 28, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 29, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 30, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 31, 2014,

(collectively, the Opinion Backup Certificates);

(xiv)	an electronic copy of

•	(a) a Determination of an Authorized Person dated October 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 29, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X553, (b) a Determination of an Authorized Person dated October 27, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Return Optimization Securities due October 29, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90273X579, (c) a Determination of an Authorized Person dated October 27, 2014, including Annex A, setting forth the terms of the USD 138,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273X546, (d) a Determination of an Authorized Person dated October 27, 2014, including Annex A, setting forth the terms of the USD 137,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273X561 and (e) a Written Statement and Instructions of Authorized Persons dated October 27, 2014, including Annex A, setting forth the terms of the USD 2,453,010 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B519 and Annex B, setting forth the terms of the USD 3,545,300 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B501,

•	(a) a Written Statement and Instructions of Authorized Persons dated October 28, 2014, including Annex A, setting forth the terms of the USD 1,000,000 Trigger Phoenix Callable Optimization Securities due October 28, 2024 (Linked to the least performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index) CUSIP 90274B543, (b) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X678, (c) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Aruba Networks, Inc.) CUSIP 90273X744, (d) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90273X686, (e) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90273X645, (f) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Macy’s, Inc.) CUSIP 90273X694, (g) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 1,029,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273X710, (h) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 112,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X736, (i) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 263,100.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273X611, (j) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273X629, (k) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Royal Caribbean Cruises Ltd) CUSIP 90273X652, (l) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the American depositary shares of Tata Motors Limited) CUSIP 90273X660, (m) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X587, (n) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 305,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X595, (o) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X603, (p) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X637, (q) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 387,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X728, (r) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273X702, (s) a Determination of an Authorized Person dated October 28, 2014, including Annex A, setting forth the terms of the USD 625,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273X751 and (t) a Written Statement and Instructions of Authorized Persons dated October 28, 2014, including Annex A, setting forth the terms of the USD 2,000,000 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B659,

•	(a) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 295,000.00 Airbag Yield Optimization Notes due October 28, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X827, (b) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273X793, (c) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X785, (d) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273X769, (e) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273X801, (f) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 254,000.00 Trigger Phoenix Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90273X777, (g) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 99,788.00 Trigger Yield Optimization Notes due October 29, 2015 (Linked to the performance of the common stock of QUALCOMM Incorporated) CUSIP 90273X819, (h) a Determination of an Authorized Person dated October 29, 2014, including Annex A, setting forth the terms of the USD 99,690.15 Trigger Yield Optimization Notes due October 29, 2015 (Linked to the performance of the common stock of Starbucks Corporation) CUSIP 90273X835, (i) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 447,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of Salix Pharmaceuticals Ltd.) CUSIP 90274B592, Annex B, setting forth the terms of the USD 4,571,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of SanDisk Corp.) CUSIP 90274B600 and Annex C, setting forth the terms of the USD 467,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of Southwest Airlines Co.) CUSIP 90274B618, (j) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 55,084 Call Warrants due November 13, 2015 (Linked to an Equally Weighted Basket of Equities) CUSIP 90274B634, (k) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 868,512 Call Warrants due October 27, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90274B568, (l) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 19,993,470 Contingent Income Auto-Callable Securities due October 29, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90274B493, (m) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 9,399,690 Contingent Income Auto-Callable Securities due October 29, 2019 (Linked to the worst performing index between the Dow Jones Industrial AverageTM Index, the Russell 2000® Index and the S&P 500® Index) CUSIP 90274B527, (n) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 3,911,250 Contingent Income Auto-Callable Securities due October 29, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90274B394 and (o) a Written Statement and Instructions of Authorized Persons dated October 29, 2014, including Annex A, setting forth the terms of the USD 4,925,100 Trigger Autocallable Optimization Securities due October 30, 2019 (Linked to the common stock of General Electric Company) CUSIP 90274B576 and Annex B, setting forth the terms of the USD 2,306,500 Trigger Autocallable Optimization Securities due October 30, 2019 (Linked to the common stock of The Coca-Cola Company) CUSIP 90274B584,

•	(a) a Determination of an Authorized Person dated October 30, 2014, including Annex A, setting forth the terms of the USD 275,000.00 Airbag Yield Optimization Notes due October 30, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90273X843, (b) a Determination of an Authorized Person dated October 30, 2014, including Annex A, setting forth the terms of the USD 345,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273X850, (c) a Determination of an Authorized Person dated October 30, 2014, including Annex A, setting forth the terms of the USD 314,994.68 Trigger Yield Optimization Notes due November 4, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90273X868, (d) a Determination of an Authorized Person dated October 30, 2014, including Annex A, setting forth the terms of the USD 1,199,998.80 Trigger Yield Optimization Notes due November 4, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90273X876, (e) a Written Statement and Instructions of Authorized Persons dated October 30, 2014, including Annex A, setting forth the terms of the USD 4,377,500 Contingent Income Auto-Callable Securities due November 1, 2017 (Linked to the common stock of Bank of America Corporation) CUSIP 90274B626 and (f) a Written Statement and Instructions of Authorized Persons dated October 30, 2014, including Annex A, setting forth the terms of the USD 1,000,000 Trigger Phoenix Autocallable Optimization Securities due October 31, 2024 (Linked to the least performing index between the EURO STOXX 50® Index and the Russell 2000® Index) CUSIP 90270KDR7, and

•	(a) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due May 3, 2016 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) CUSIP 90273Y205, (b) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Airbag Yield Optimization Notes due October 28, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273Y155, (c) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 375,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y254, (d) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273Y148, (e) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 205,000.00 Return Optimization Securities due November 4, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90273Y122, (f) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 240,000.00 Return Optimization Securities due November 4, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90273Y130, (g) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 375,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X884, (h) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273Y106, (i) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y239, (j) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y247, (k) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273Y221, (l) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273Y171, (m) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273Y189, (n) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273Y163, (o) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 254,823.00 Trigger Yield Optimization Notes due November 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273Y213, (p) a Determination of an Authorized Person dated October 31, 2014, including Annex A, setting forth the terms of the USD 161,069.30 Trigger Yield Optimization Notes due November 2, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273Y197, (q) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 2,000,000 Floating Rate Trigger Phoenix Autocallable Optimization Securities due November 3, 2017 (Linked to the Russell 2000® Index) CUSIP 90270KDS5, (r) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 232,000 Return Optimization Securities due November 30, 2015 (Linked to an Equally Weighted Basket of Selected Equity Securities) CUSIP 90274B238, (s) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 350,000 Trigger Performance Securities due October 31, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90274B279, (t) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 874,200 Trigger Performance Securities due October 31, 2019 (Linked to the S&P 500® Index) CUSIP 90274B196, (u) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 2,759,250 Trigger Step Performance Securities due October 31, 2018 (Linked to the S&P 500® Index) CUSIP 90274B204, (v) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 1,868,700 Buffered Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B212, (w) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 2,741,000 Contingent Absolute Return Autocallable Optimization Securities due August 3, 2015 (Linked to the relevant nearby NYMEX-traded natural gas futures contracts) CUSIP 90274B725, (x) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 3,931,310 Contingent Absolute Return Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B188, (y) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 1,101,660 Return Optimization Securities due November 30, 2015 (Linked to the EURO STOXX 50® Index) CUSIP 90274B154, (z) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 3,765,070 Trigger Autocallable Optimization Securities due October 31, 2019 (Linked to the Russell 2000® Index) CUSIP 90274B550, (aa) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 4,079,100 Trigger Autocallable Optimization Securities due October 31, 2016 (Linked to the Russell 2000® Index) CUSIP 90274B709, (bb) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 6,080,850 Trigger Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B162 and (cc) a Written Statement and Instructions of Authorized Persons dated October 31, 2014, including Annex A, setting forth the terms of the USD 8,555,680 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the common stock of Ford Motor Company) CUSIP 90274B683 and Annex B, setting forth the terms of the USD 1,095,000 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the common stock of Valeant Pharmaceuticals International, Inc.) CUSIP 90274B691,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xvi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	(k) as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended;

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates for Notes are deemed to be references to the May 2014 Authorized Officer’s Certificate and for Universal Warrants to the July 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 9, 2015

a)	Securities with issue date October 27, 2014

1.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 29, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X553, issued through UBS AG, London Branch

2.	USD 100,000.00 Return Optimization Securities due October 29, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90273X579, issued through UBS AG, London Branch

3.	USD 138,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273X546, issued through UBS AG, London Branch

4.	USD 137,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273X561, issued through UBS AG, London Branch

5.	USD 2,453,010 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B519, issued through UBS AG, London Branch

6.	USD 3,545,300 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B501, issued through UBS AG, London Branch

b)	Securities with issue date October 28, 2014

7.	USD 1,000,000 Trigger Phoenix Callable Optimization Securities due October 28, 2024 (Linked to the least performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index) CUSIP 90274B543, issued through UBS AG, London Branch

8.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X678, issued through UBS AG, London Branch

9.	USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Aruba Networks, Inc.) CUSIP 90273X744, issued through UBS AG, London Branch

10.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90273X686, issued through UBS AG, London Branch

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Fortinet, Inc.) CUSIP 90273X645, issued through UBS AG, London Branch

12.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Macy’s, Inc.) CUSIP 90273X694, issued through UBS AG, London Branch

13.	USD 1,029,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273X710, issued through UBS AG, London Branch

14.	USD 112,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X736, issued through UBS AG, London Branch

15.	USD 263,100.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273X611, issued through UBS AG, London Branch

16.	USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273X629, issued through UBS AG, London Branch

17.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Royal Caribbean Cruises Ltd) CUSIP 90273X652, issued through UBS AG, London Branch

18.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the American depositary shares of Tata Motors Limited) CUSIP 90273X660, issued through UBS AG, London Branch

19.	USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X587, issued through UBS AG, London Branch

20.	USD 305,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X595, issued through UBS AG, London Branch

21.	USD 390,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X603, issued through UBS AG, London Branch

22.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X637, issued through UBS AG, London Branch

23.	USD 387,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X728, issued through UBS AG, London Branch

24.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273X702, issued through UBS AG, London Branch

25.	USD 625,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2015 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273X751, issued through UBS AG, London Branch

26.	USD 2,000,000 Trigger Autocallable Optimization Securities due October 28, 2016 (Linked to the S&P 500® Index) CUSIP 90274B659, issued through UBS AG, London Branch

c)	Securities with issue date October 29, 2014

27.	USD 295,000.00 Airbag Yield Optimization Notes due October 28, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X827, issued through UBS AG, London Branch

28.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273X793, issued through UBS AG, London Branch

29.	USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X785, issued through UBS AG, London Branch

30.	USD 230,000.00 Contingent Absolute Return Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273X769, issued through UBS AG, London Branch

31.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due May 2, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273X801, issued through UBS AG, London Branch

32.	USD 254,000.00 Trigger Phoenix Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company) CUSIP 90273X777, issued through UBS AG, London Branch

33.	USD 99,788.00 Trigger Yield Optimization Notes due October 29, 2015 (Linked to the performance of the common stock of QUALCOMM Incorporated) CUSIP 90273X819, issued through UBS AG, London Branch

34.	USD 99,690.15 Trigger Yield Optimization Notes due October 29, 2015 (Linked to the performance of the common stock of Starbucks Corporation) CUSIP 90273X835, issued through UBS AG, London Branch

35.	USD 447,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of Salix Pharmaceuticals Ltd.) CUSIP 90274B592, issued through UBS AG, London Branch

36.	USD 4,571,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of SanDisk Corp.) CUSIP 90274B600, issued through UBS AG, London Branch

37.	USD 467,000 Contingent Absolute Return Autocallable Optimization Securities due November 5, 2015 (Linked to the common stock of Southwest Airlines Co.) CUSIP 90274B618, issued through UBS AG, London Branch

38.	USD 55,084 Call Warrants due November 13, 2015 (Linked to an Equally Weighted Basket of Equities) CUSIP 90274B634, issued through UBS AG, London Branch

39.	USD 868,512 Call Warrants due October 27, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90274B568, issued through UBS AG, London Branch

40.	USD 19,993,470 Contingent Income Auto-Callable Securities due October 29, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90274B493, issued through UBS AG, London Branch

41.	USD 9,399,690 Contingent Income Auto-Callable Securities due October 29, 2019 (Linked to the worst performing index between the Dow Jones Industrial AverageTM Index, the Russell 2000® Index and the S&P 500® Index) CUSIP 90274B527, issued through UBS AG, London Branch

42.	USD 3,911,250 Contingent Income Auto-Callable Securities due October 29, 2019 (Linked to the worst performing index between the EURO STOXX 50® Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90274B394, issued through UBS AG, London Branch

43.	USD 4,925,100 Trigger Autocallable Optimization Securities due October 30, 2019 (Linked to the common stock of General Electric Company) CUSIP 90274B576, issued through UBS AG, London Branch

44.	USD 2,306,500 Trigger Autocallable Optimization Securities due October 30, 2019 (Linked to the common stock of The Coca-Cola Company) CUSIP 90274B584, issued through UBS AG, London Branch

d)	Securities with issue date October 30, 2014

45.	USD 275,000.00 Airbag Yield Optimization Notes due October 30, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90273X843, issued through UBS AG, London Branch

46.	USD 345,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273X850, issued through UBS AG, London Branch

47.	USD 314,994.68 Trigger Yield Optimization Notes due November 4, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90273X868, issued through UBS AG, London Branch

48.	USD 1,199,998.80 Trigger Yield Optimization Notes due November 4, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90273X876, issued through UBS AG, London Branch

49.	USD 4,377,500 Contingent Income Auto-Callable Securities due November 1, 2017 (Linked to the common stock of Bank of America Corporation) CUSIP 90274B626, issued through UBS AG, London Branch

50.	USD 1,000,000 Trigger Phoenix Autocallable Optimization Securities due October 31, 2024 (Linked to the least performing index between the EURO STOXX 50® Index and the Russell 2000® Index) CUSIP 90270KDR7, issued through UBS AG, London Branch

e)	Securities with issue date October 31, 2014

51.	USD 100,000.00 Airbag Yield Optimization Notes due May 3, 2016 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) CUSIP 90273Y205, issued through UBS AG, London Branch

52.	USD 225,000.00 Airbag Yield Optimization Notes due October 28, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273Y155, issued through UBS AG, London Branch

53.	USD 375,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y254, issued through UBS AG, London Branch

54.	USD 300,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273Y148, issued through UBS AG, London Branch

55.	USD 205,000.00 Return Optimization Securities due November 4, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90273Y122, issued through UBS AG, London Branch

56.	USD 240,000.00 Return Optimization Securities due November 4, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90273Y130, issued through UBS AG, London Branch

57.	USD 375,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X884, issued through UBS AG, London Branch

58.	USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273Y106, issued through UBS AG, London Branch

59.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y239, issued through UBS AG, London Branch

60.	USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273Y247, issued through UBS AG, London Branch

61.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273Y221, issued through UBS AG, London Branch

62.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273Y171, issued through UBS AG, London Branch

63.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273Y189, issued through UBS AG, London Branch

64.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273Y163, issued through UBS AG, London Branch

65.	USD 254,823.00 Trigger Yield Optimization Notes due November 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273Y213, issued through UBS AG, London Branch

66.	USD 161,069.30 Trigger Yield Optimization Notes due November 2, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273Y197, issued through UBS AG, London Branch

67.	USD 2,000,000 Floating Rate Trigger Phoenix Autocallable Optimization Securities due November 3, 2017 (Linked to the Russell 2000® Index) CUSIP 90270KDS5, issued through UBS AG, London Branch

68.	USD 232,000 Return Optimization Securities due November 30, 2015 (Linked to an Equally Weighted Basket of Selected Equity Securities) CUSIP 90274B238, issued through UBS AG, London Branch

69.	USD 350,000 Trigger Performance Securities due October 31, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90274B279, issued through UBS AG, London Branch

70.	USD 874,200 Trigger Performance Securities due October 31, 2019 (Linked to the S&P 500® Index) CUSIP 90274B196, issued through UBS AG, London Branch

71.	USD 2,759,250 Trigger Step Performance Securities due October 31, 2018 (Linked to the S&P 500® Index) CUSIP 90274B204, issued through UBS AG, London Branch

72.	USD 1,868,700 Buffered Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B212, issued through UBS AG, London Branch

73.	USD 2,741,000 Contingent Absolute Return Autocallable Optimization Securities due August 3, 2015 (Linked to the relevant nearby NYMEX-traded natural gas futures contracts) CUSIP 90274B725, issued through UBS AG, London Branch

74.	USD 3,931,310 Contingent Absolute Return Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B188, issued through UBS AG, London Branch

75.	USD 1,101,660 Return Optimization Securities due November 30, 2015 (Linked to the EURO STOXX 50® Index) CUSIP 90274B154, issued through UBS AG, London Branch

76.	USD 3,765,070 Trigger Autocallable Optimization Securities due October 31, 2019 (Linked to the Russell 2000® Index) CUSIP 90274B550, issued through UBS AG, London Branch

77.	USD 4,079,100 Trigger Autocallable Optimization Securities due October 31, 2016 (Linked to the Russell 2000® Index) CUSIP 90274B709, issued through UBS AG, London Branch

78.	USD 6,080,850 Trigger Performance Securities due October 31, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B162, issued through UBS AG, London Branch

79.	USD 8,555,680 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the common stock of Ford Motor Company) CUSIP 90274B683, issued through UBS AG, London Branch

80.	USD 1,095,000 Trigger Phoenix Autocallable Optimization Securities due April 29, 2016 (Linked to the common stock of Valeant Pharmaceuticals International, Inc.) CUSIP 90274B691, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 9 January 2015